FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  25 November 2004


                         Commission File Number 000-02404




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Company Update dated 25 November 2004






                                                                25 NOVEMBER 2004

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or the "Company")

PROPOSED CONSOLIDATION OF SHARE CAPITAL, CANCELLATION OF LISTING AND TERMINATION
                  OF ADS PROGRAM AND UPDATE ON EARTHPORT CLAIM

1. Introduction

The Board of Baltimore today announces that it has approved proposals to consolidate the Company's share capital, to apply to cancel the listing of the Company's ordinary shares on the Official List of the UK Listing Authority and their trading on the London Stock Exchange's market for listed securities and to terminate the Company's American Depositary Share ("ADS") program.

The Company will in due course send to its shareholders a circular containing details of these proposals and incorporating a notice convening an Extraordinary General Meeting of the Company to be held on 20 December 2004 to approve the proposed share capital consolidation and cancellation of listing. The circular will also set out certain Risk Factors which shareholders should take into account when considering these proposals.

The Board also announces an update on the proceedings brought against the Company by Earthport plc ("Earthport").

2. Share capital consolidation

The Company currently has around 40,000 shareholders. Of these, approximately 24,000 shareholders (representing some 59 per cent. of the total number of shareholders but less than 2.5 per cent. of the issued ordinary shares) have registered holdings of less than 125 ordinary shares. As at close of business on 24 November 2004, a shareholding of 125 ordinary shares or less was worth under GBP22.

The Board of Baltimore believes that it is not in the Company's best interests to continue to bear the significant costs which the Company incurs in servicing a very large shareholder base of low value holdings. The Board is therefore proposing a consolidation of the Company's ordinary shares in order to introduce a more appropriate share structure for the Company.

It is proposed to achieve this by consolidating every 125 ordinary shares of 1p each into one new ordinary share of 125p, aggregating the fractional entitlements of shareholders arising on such consolidation and selling such fractional entitlements. The net proceeds arising from the sale of fractional entitlements will be distributed to shareholders pro rata to the fractional entitlements to which they would otherwise have been entitled. Amounts of less than GBP3 payable to any shareholder will not however be distributed but will be retained by the Company.

As a consequence of the consolidation, holders of less than 125 existing ordinary shares in the Company at the time that the proposed consolidation takes effect will not receive any new ordinary shares in the Company. They will instead cease to be shareholders in the Company and will receive the net proceeds arising from the sale of their fractional entitlements provided those proceeds amount to GBP3 or more. If a shareholder holds 125 or more ordinary shares at the time of the proposed consolidation, every 125 shares held will be consolidated into one new ordinary share in the Company. The shareholder will also receive the net cash proceeds of the sale of any fractions to which he is entitled, again provided such proceeds amount to not less than GBP3.

The proposed consolidation eliminating a number of small shareholders is expected to result in a significant reduction of the annual administrative costs which the Company incurs in servicing those shareholders.

The ordinary shares underlying the Company's ADSs, which are deposited with JP Morgan Chase Bank, N.A. (the "Depositary"), will also be subject to the consolidation. The Depositary will allocate the post-consolidation shares it receives to ADS holders on a pro rata basis in accordance with the provisions of the Deposit Agreement. Accordingly, after the share consolidation, each ADS will represent 1/625th of one share. Upon surrender of any such holder's ADSs for cancellation, such holder will be entitled to receive the whole number of shares represented by such holder's ADSs so surrendered. To the extent such cancellation would require a fractional share to be delivered, such ADSs will not be cancelled and shall be returned to the holder entitled thereto. The Depositary will sell any shares representing fractional entitlements at the end of the 30 day exchange period following termination of the ADS program (as described below) for the benefit of such ADS holders. Consequently, any ADS holder owning fewer than 625 ADSs prior to the share consolidation will no longer be entitled to receive underlying ordinary shares upon the surrender of their ADSs after the share consolidation.

The Record Date for the proposed consolidation will be close of business on 20 December 2004 and, if approved by shareholders, the proposed consolidation will become effective at that time.

3. Cancellation of listing

The Board has been considering whether it makes sense for the Company to continue the listing of its ordinary shares on the Official List of the UK Listing Authority and the trading of such shares on the London Stock Exchange's market for listed securities. The Board does not believe that, in the Company's current situation where it is essentially a cash shell, it is in the Company's best interests to incur the costs involved in maintaining such a listing. Furthermore, in the event that the Company finds a meaningful sale or purchase transaction it will be required to issue a Class 1 circular and may be required to make a new application for listing, and the Board believes that this requirement may hinder the Company in its efforts to explore and initiate new business opportunities. The Board has therefore concluded that, subject to shareholder approval, it will apply for the cancellation of its listing following the termination of the Company's ADS program in the United States. Further details of the proposed termination of the Company's ADS program are set out below.

Under the existing Listing Rules, shareholder approval to cancel a listing is not required. However the Board has decided nonetheless to put the proposal to shareholders by way of an ordinary resolution.

The cancellation of the listing of the Company's ordinary shares on the Official List and the trading of such shares on the London Stock Exchange's market for listed securities are expected to take effect in February 2005. In any event, the cancellation will not happen prior to 4 January 2005. The Company will issue an announcement nearer the time to confirm the date, which will depend on when the termination of the ADS program actually takes place.

Assuming that the cancellation goes ahead, the Board intends to keep under review the situation to see whether at any future time it will be appropriate for the Company to seek a new listing either on the Official List or on AIM. The Board is currently exploring whether a matched bargain facility can be put in place to facilitate shareholders' dealings in ordinary shares in the Company following the cancellation of the Company's listing. Further details of any such facility would be provided to shareholders at a future date.

4. Termination of ADS program

The Company also intends to give notice to the Depositary that it has elected to terminate its ADS program and to direct the Depositary to terminate the Deposit Agreement and all outstanding American Depositary Receipts ("ADRs") evidencing ADSs by mailing notice of such termination to the ADS holders. The termination of the Deposit Agreement and the ADRs will be effective 30 days after such notice is sent. Persons holding ADSs prior to such termination will cease to hold ADSs and will instead become beneficial owners of such number of new ordinary shares deposited with the Depositary under the ADS program as were represented by the number of ADSs held. As mentioned above, this number of ordinary shares will be dependent upon whether the proposed share consolidation takes place.

Upon the termination of the Deposit Agreement, the Depositary will no longer forward proxy and other materials from the Company to holders of ADSs or vote the ordinary shares underlying the ADSs on behalf of the holders of ADSs. As a result, former holders of ADSs will be unable to cast votes with respect to matters requiring the affirmative vote of shareholders (such as electing directors or approving resolutions) unless and until they exchange their ADRs for ordinary shares underlying their ADSs.

The Company also intends to give notice to the Depositary to amend the Deposit Agreement so that the period in which ADS holders may exchange their ADSs for underlying shares will be shortened from six months to 30 days following the date of termination of the Deposit Agreement. Accordingly, for a period of 30 days from that date, former holders of ADSs may elect to receive from the Depositary such number of new ordinary shares as are represented by their ADSs. Upon exchanging ADSs for new ordinary shares, these former holders of ADSs will become shareholders in the Company. At the end of the 30 day exchange period, the Depositary will sell all remaining new ordinary shares held by it, convert the net sale proceeds into U.S. dollars, and distribute the net proceeds to former holders of ADSs entitled to them in proportion to the number of ADSs formerly held.

If the proposed share consolidation and the cancellation of the Company's ADS program has the effect of reducing the number of U.S. shareholders in the Company to below 300, the Company will terminate its registration and status as a reporting company under the provisions of the Securities Exchange Act of 1934 and the various rules adopted under that legislation, resulting in a further cost saving for the Company.

5. Update on the Earthport claim

On 22 July 2004, Earthport issued a claim against the Company in the High Court of Justice of England and Wales. Earthport claimed fraudulent misrepresentation, negligent misstatement and breach of contract and estimated the value of the claim to be approximately GBP13 million. On 27 August 2004, Earthport served its Particulars of Claim. The Company's solicitors, Herbert Smith, consider the Particulars of Claim to be inadequately particularised, especially in respect of Earthport's claims for fraudulent misrepresentation. On 24 November 2004, the Company issued an application in the High Court to strike out Earthport's claim for fraudulent misrepresentation. Furthermore, on the basis of its investigations to date, the Company considers the remainder of Earthport's claims to be without merit.

Where a Claimant is financially impecunious, the Court has power to order that Claimant to pay money into Court as security for the Defendant's costs of defending the proceedings. As the Company considers Earthport to be impecunious, it has asked Earthport to provide such security but Earthport has not agreed to do so. Accordingly, on 24 November 2004, the Company also issued an application in the High Court for an Order that Earthport provide security for the Company's costs in respect of the early stages of the litigation.

6. Current operations

The Company sold the last of its remaining operating businesses in 2003, and has not engaged in operating activities since that time. Since taking office in July 2004, the Company's new Board of Directors has been working to resolve all significant legacy issues, to identify a means of utilising the Company's remaining non-cash assets, to reduce costs so as to maximise the cash available for future deployment and to review appropriate business opportunities to enhance shareholder value.

                                   --ENDS--



Enquiries:

Bishopsgate Communications Ltd.                               Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com



Further Information:

Certain statements made in this document that are not historical facts may be forward-looking in nature. These forward-looking statements are based on current expectations and projections about future events. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and developments of the Company to be materially different from any future results, performance or developments contained in or implied by such forward-looking statements. There can be no assurance that actual results, performance and developments of the Company will not differ materially from that expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of the Company, including whether shareholders of the Company will approve the proposed share consolidation and cancellation of listing; the uncertainty as to whether the proposed share consolidation and termination of the Company's ADS program will allow the Company to terminate its registration and ongoing reporting requirements under the U.S. Securities Exchange Act of 1934; the ability of the Company's new Board of Directors to resolve significant legacy issues and identify and implement successfully business opportunities and strategies that will enhance shareholder value; the impact of any legal proceedings against the Company; the Company's ability to retain key personnel; the Company's ability to maximise the disposal value of its non-cash assets and minimise its liabilities; the Company's ability to obtain financing on favourable terms, if at all; and the Board of Directors' ability to transition the Company into an operating business and to manage growth effectively.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director


Date: 25 November 2004